EXHIBIT 12.4





Mr. Robert A. Fung                                              January 1, 2004
49 Edenbrook Hill,
Toronto, Ontario,
M9A 4A1

Dear Bob:

On behalf of the Board of Crystallex International Corporation, I am pleased to confirm the terms of your appointment as Chairman of the Board of Directors of the Company. The terms of appointment will be effective January 1, 2004. Your continued appointment is, of course, conditional upon your election as a Director of the Company at its Annual General Meeting each year, and your appointment as Chairman by the newly elected Board of Directors subsequent to the Annual General Meeting.

This letter summarizes the scope and accountability of the position and the related terms and conditions of your appointment.

I       SCOPE AND ACCOUNTABILITY
        ------------------------

It is our intention that, as Chairman of the Board, you will provide leadership to the Board in discharging its responsibilities and will be responsible for the day to day management of the activities of the Board, including facilitating the delivery of accurate, timely and clear information to the Board to enable the Board to successfully carry out its activities. A more detailed description of your activities and responsibilities is attached as Schedule A to this letter.

II      COMPENSATION
        ------------

Your annual compensation will be Cdn $180,000 payable monthly in arrears. As long as you remain Chairman, your compensation will be reviewed annually on or about November 30 with adjustments effective on January 1 of the following year.

Unless otherwise determined by the Board, you will receive a minimum annual bonus of US$100,000, and you will be eligible for an additional annual bonus, based upon performance, in the discretion of the Board.


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You will not receive additional compensation for acting as a Director of the
Company; however, you will continue to receive share options on an annual basis, as determined by Board policy, reflecting your participation on the Board and on Board committees.

You will be eligible to participate in the Company share option incentive plan. Option grants are at the discretion of the Board upon the recommendation of the Compensation Committee. Options, other than to Directors as noted above, are generally received at the end of the fiscal year.

You are considered an insider of the Company, and you are required to complete requisite insider filings with appropriate regulatory agencies. Filings are required within ten days of the grant or exercise of any options and the sale or purchase of shares of the Company.

III     CHANGE IN CONTROL PROTECTION
        ----------------------------

It is recognized that the possibility of a sale or change in control of the Company exists, and there is a desire to take those steps necessary to reinforce and encourage your continued attention and undistracted dedication to managing the activities of the Board, continued attention to your designated responsibilities and continued commitment to insuring that the Company acts in the best interests of Crystallex shareholders.

In the event of takeover of the Company resulting in effective change in control, or the sale of the Company or substantially all of its assets, which results in the termination of your appointment as Chairman, termination benefits will include:

     o A lump sum payment equal to 3 times your annual compensation as at the time of change in control or sale including the minimum bonus as above provided. This payments will be made within 30 business days of the date of termination of your appointment.

     o  Any other payment made generally to Directors of the Company.


IV      GENERAL
        -------

During your employment with Crystallex International Corporation, or at any time thereafter, you shall not divulge, communicate or use any confidential information which you may have access to or otherwise receive or obtain in relation to the affairs of the Company or any of its subsidiaries, related companies of affiliated entities. Confidentiality is of utmost importance to our Company in an obviously highly regulated environment. Breach of


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confidentiality will be considered cause for immediate dismissal from the
Board. Your convenant of confidentiality will survive such dismissal.

It is understood that your appointment will involve significant travel in Venezuela and other countries and you will be required to make all necessary passport and visa arrangements as well as necessary immunizations.

By signing and returning a copy of this letter, you agree to all of the conditions noted above and you agree to become familiar with, and abide by, all Company policies regarding business conduct, disclosure, securities trading, operating procedures and health and safety throughout the term of your appointment.

Bob, on behalf of the Board, I thank you for your leadership to date and sincerely look forward to your continuing guidance. I am sure that the Company will benefit enormously from your wealth of experience.



Yours very truly,


/s/ Harry J. Near
-------------------------------
Harry J. Near
Chairman, Nominating and Compensation Committee
Crystallex International Corporation


Accepted and agreed this 30 day of April, 2004.


/s/ Robert A. Fung
-----------------------------
Robert A. Fung


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                              POSITION DESCRIPTION



TITLE:         CHAIR OF THE BOARD
               CRYSTALLEX INTERNATIONAL CORPORATION

REPORTS TO:    BOARD OF DIRECTORS

o  leads the Board.

o  responsible for the day-to-day management of the activities of the Board

   - schedules and sets the agenda for Board meetings with input from the Lead Director and other Directors and from the Chief Executive Officer and other senior management as appropriate

   - arranges for senior management and others to attend Board meetings as appropriate

   - facilitates the delivery of accurate, timely and clear information to the Board to enable the Board to successfully carry out its responsibilities

   - assists the chairs of Board committees in developing agendas for Board committee meetings that will enable the Board committees to successfully carry out their responsibilities

   - coordinates the activities of Board committees with the activities of the Board

   -  assigns tasks to other Directors and Board committees

   - chairs Board meetings other than separate meetings of the independent Directors.

o  schedules, sets the agenda for and chairs meetings of shareholders.

o maintains an active and cooperative relationship with the Chief Executive Officer and other senior management.

o acts as the principal interface between the Board and the Chief Executive Officer.

o provides advice and counsel to the Chief Executive Officer and other senior management.

o together with the Chief Executive Officer, speaks for the Corporation in its dealings with shareholders and the public.

o  performs such other functions as may reasonably be requested by the Board.


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